FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For December 23, 2008

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Co-Founder to Resign

MACAO--(BUSINESS WIRE)--December 23, 2008--Deswell Industries, Inc. (Nasdaq: DSWL) today announced that Leung Chi Wai (C. W. Leung), the company’s Executive Director of Engineering for Plastic Operations, a Member of Deswell’s Board of Directors and a co-founder of the company, has tendered his resignation as an executive and a director of the company effective on January 1, 2009.

Mr. Leung has served Deswell Industries and its predecessors as a member of its Board of Directors and in various executive capacities since Deswell was organized in 1987. Most recently he has served as Executive Director of Engineering for Plastic Operations, in which position he was in charge of the mold division and engineering for the company’s plastic manufacturing operations.

“We would like to express our sincere gratitude to Mr. Leung for his many contributions to Deswell since its founding and his years of devotion and support,” commented Franki Tse, Deswell’s Chief Executive Officer.

The company has been advised by Mr. Leung that his resignation is for personal reasons and that he and his family plan to relocate overseas. At present, management plans to divide Mr. Leung’s executive duties among various members of the management team. Deswell has not decided as yet whether to seek to fill Mr. Leung’s position on the company’s board of directors or have the board continue with the remaining five members, consisting of two management and three independent directors.

At December 19, 2008, Mr. Leung beneficially held 1,270,000 common shares of Deswell, or approximately 7.9 percent of Deswell’s shares, including options to purchase 195,000 shares granted to Mr. Leung under the company’s stock option plans that are exercisable at a weighted average exercise price of $11.52 per share until January 20, 2018. Upon ceasing to be a Deswell affiliate within the meaning of SEC Rule 144, Mr. Leung will be eligible to sell his shares into the open market under Rule 144 without restriction. If Mr. Leung does sell a substantial number of his Deswell shares into the market at one time or from time to time, or merely because his shares become eligible for sale without the restrictions otherwise imposed by Rule 144, the prevailing market price of Deswell’s shares may decrease.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China. The company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount technology (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company’s key customers during its year ended March 31, 2008 included Digidesign Inc., Line 6, Inc., N&J Company Ltd. and Inter-Tel Incorporated.

To learn more about Deswell Industries, Inc., please visit the Company’s web site at www.deswell.com.

CONTACT:
Deswell Industries, Inc.
Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203-972-9200

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DESWELL INDUSTRIES, INC.

Date	December 23, 2008	By:	Betty Lam
Name: Betty Lam Title: Chief Financial Officer